Monthly Report - May, 2017

			     Global Macro Trust

			STATEMENT OF INCOME AND EXPENSE



					        Current Month     Year to Date
Income:
   Gain (loss) on trading of futures, forward
   and option contracts:
   Realized gain(loss) on closed contracts $        2,221,438       18,938,526
Change in unrealized gain (loss) on open          (3,566,318)      (6,373,399)
        contracts

Net gain (loss) from U.S. Treasury
   obligations:
   Realized gain (loss) from U.S.Treasury                   0                0
      obligations
   Change in unrealized gain (loss) from U.S.        (50,232)        (120,660)
      Treasury obligations
Interest Income 			              140,365          593,683
Foreign exchange gain (loss) on margin deposits       133,634          322,277
				                 ------------    -------------
Total: Income 				          (1,121,113)       13,360,427

Expenses:
   Brokerage commissions 		              998,759        5,076,455
   Management fee 			               44,950          221,346
   20.0% New Trading Profit Share 	             (42,559)          235,556
   Custody fees 		       	                    0           10,918
   Administrative expense 	       	               99,930          498,218
					         ------------    -------------
Total: Expenses 		                    1,101,080        6,042,493
Net Income(Loss)			   $      (2,222,193)        7,317,934
for May, 2017

		STATEMENT OF CHANGES IN NET ASSET VALUE

			             Managing           Unit
				      Owner 	      Holders	     Total
Net Asset Value (175,386.895    $     4,663,259    222,085,327    226,748,586
units) at April 30, 2017
Addition of 		 	            744        329,876        330,620
243.794 units on May 1, 2017
Redemption of 		 	              0    (1,519,331)    (1,519,331)
(1,228.090) units on  May 31, 2017*
Net Income (Loss)               $      (25,983)    (2,196,210)    (2,222,193)
for May, 2017
         			   -------------   -------------   -----------


Net Asset Value at May 31, 2017
(174,456.001 units inclusive
of 53.402 additional units) 	      4,638,020    218,699,662    223,337,682
				  =============  ============= ==============


		GLOBAL MACRO TRUST May 2017 UPDATE
                      Year to Date     Net Asset
Series	  May ROR	  ROR	    Value per Unit    Units 	 Net Asset Value
--------- ----------  ------------  --------------  -----------   -------------
Series 1     (1.08)% 	   2.94%  $    1,231.26	  154,595.629 $   190,347,335
Series 2     (0.59)% 	   3.83%  $    1,580.53	        6.799 $        10,746
Series 3     (0.57)% 	   3.92%  $    1,605.80	   16,606.077 $    26,666,038
Series 4     (0.56)% 	   5.72%  $    1,944.13	    3,247.496 $     6,313,563

* Series 1 units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.

To the best of my knowledge and belief,
the information contained herein is
accurate and complete.



	/s/ Harvey Beker
	Harvey Beker, co-chairman
	Millburn Ridgefield Corporation
	Managing Owner
	Global Macro Trust



			Millburn Ridgefield Corporation
			     411 West Putnam Avenue
			     Suite 305 Greenwich
			     Connecticut 06830-6233




					June 9, 2017
Dear Investor:

Losses from trading foreign exchange forwards, and energy and grain futures outpaced profits from long interest rate and stock index futures positions. Trading of metal, soft commodity and livestock futures were each nearly flat.

Energy prices continued to display sharp swings within a broad range. Early in May, market participants focused on supply increases due to rising shale production, driving prices lower, but later they focused on supply constraints due to the OPEC/non-OPEC production curtailment agreement that was extended for a further nine months through the first quarter of 2018, pushing prices up 10% in less than two weeks. Consequently, losses were sustained on short Brent crude, WTI crude, RBOB gasoline, London gas oil and heating oil positions, which were reduced or reversed. Subsequently, crude prices did fall sharply again during the last few days of the month.

The U.S. dollar declined broadly during May, falling to levels last seen in early November 2016. Signs that the U. S. economy was emerging from its first quarter slowdown with less strength than expected together with evidence that growth in Europe and Asia was gathering pace undermined the U.S. unit.
Further, the chances that President Trump will be able to deliver on his promised growth initiatives seemed to diminish by the day due to political animus in Washington, while political tensions in Europe have eased considerably. Finally, some signs that the ECB might become less accommodative later this year while the Fed's tightening might be more modest than previously expected added to the dollar's woes. Losses were sustained on long dollar positions versus the euro, yen, Swiss franc, Canadian dollar, New Zealand dollar and several other currencies. A long Brazilian real trade was also unprofitable given the worsening scandal probes in that country.

Grain trading was fractionally unprofitable due to small losses from long soybean and soybean meal positions, and short corn and wheat trades. Elsewhere, a short sugar trade produced a small profit.

Given the easing of political tensions in Europe following the election of Emmanuel Macron in France, long positions in German, French and Italian interest rate futures were profitable. With inflation and commodity prices subdued, long positions in Australian and Canadian notes and bonds were profitable as well. Finally, long positions in British and U.S. interest rate futures also registered gains.

Evidence that growth in Europe and Asia was broadening plus a weakening U.S. dollar combined to boost stock markets worldwide. Signs that China was addressing its debt problems and the completion of the Presidential election in Korea further underpinned Asian markets. Consequently, long positions in Korean, Hong Kong, Chinese, Taiwanese and Japanese equity futures were profitable. Long positions in U.K. and continental European stock futures were also profitable. Meanwhile, trading of U.S. and Canadian equity futures registered small losses.



				 Very truly yours,

				       Millburn Ridgefield Corporation
					Harvey Beker, co-Chairman
					George E. Crapple, co-Chairman